SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 10)

                       MARVEL ENTERTAINMENT GROUP, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  573913 10 0
                                (CUSIP Number)

                             Marvel Holdings Inc.
                             Vincent J. Intrieri
                          c/o Icahn Associates Corp.
                767 Fifth Ave., 47th Floor, New York, NY 10153
                   Tel: (212) 702-4300, Fax: (212) 750-5828

                (Name, Address and Telephone Number of Person
                     Authorized to receive Communications)

                                   Copy to:
                                 John M. Reiss
                                 White & Case
                          1155 Avenue of the Americas
                              New York, NY  10036
                                (212) 354-8113

                                 June 20, 1997
           ________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                 _____________

Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 8 Pages
                        Exhibit Index appears on Page 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marvel Holdings Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[ ]
                                                  (b)[X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5    CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES    7  SOLE VOTING POWER
BENEFICIALLY           50,932,167
OWNED BY EACH
                    8  SHARED VOTING POWER
REPORTING PERSON
WITH
                    9  SOLE DISPOSITIVE POWER
                       50,932,167

                    10  SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     50,932,167

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.03%

14   TYPE OF REPORTING PERSON

     CO

     This statement amends and restates the Schedule 13D, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission (the "Commission"), on May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, filed with the Commission on October 12, 1993 by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2 filed with the Commission on November 15, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 3, filed with the Commission on December 31, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 4 filed with the Commission on March 10, 1997 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 5 filed with the Commission on April 25, 1997 by Marvel Holdings, as amended by Amendment No. 6 filed with the Commission on April 29, 1997 by Marvel Holdings, as amended by Amendment No. 7 filed with the Commission on May 1, 1997 by Marvel Holdings, as amended by Amendment No. 8 filed with the Commission on May 9, 1997 by Marvel Holdings, and as amended by Amendment No. 9 filed with the Commission on May 15, 1997 by Marvel Holdings.


ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

     As described in Amendment No. 9 to this Schedule 13D, on May 14, 1997, the United States District Court for the District of Delaware (the "District Court") entered its Order Denying Appellees' Motions to Dismiss Appeal and Vacating Bankruptcy Court's March 24, 1997 Order (the "Vacation Order"). Pursuant to the Vacation Order, the District Court vacated the March 24, 1997 Order (the "Stay Order") entered by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Pursuant to the Stay Order, the Bankruptcy Court had determined that the automatic stay in the chapter 11 case as to Marvel Entertainment Group, Inc. ("Marvel") prevented Marvel Holdings from exercising its voting rights with respect to the shares of Marvel common stock owned by Marvel Holdings to remove and replace Marvel's Board of Directors. In the Vacation Order, the District Court determined that the Bankruptcy Court erred and held that the automatic stay in Marvel's chapter 11 case did not apply to the efforts of Marvel's stockholders to vote their shares. Pursuant to the Vacation Order, the Bankruptcy Court's Stay Order was to be vacated effective as of noon on Friday, May 23, 1997.

     The Stay Order did not prevent the holders of certain notes issued by Marvel Parent from exercising voting power over the shares of Marvel Holdings' common stock pledged as collateral to secure such notes for the purpose of removing and replacing the Board of Directors of Marvel Holdings. As previously disclosed, such board was removed and replaced on April 24, 1997.

     On May 22, 1997, the District Court heard arguments with respect to motions of Marvel and its bank lenders for a stay of the District Court's Vacation Order pending appeal of the Bankruptcy Court's prior order lifting the automatic stay in the chapter 11 cases of Marvel Holdings Inc., et al. After hearing argument, the District Court delayed the effective date of the Vacation Order until it issued a ruling on the motions.

     On June 11, 1997, the District Court denied the motions of Marvel and its bank lenders for a stay pending appeal of the Stay Order and ordered that the Vacation Order become effective as of 5:00 p.m. (New York time) June 20, 1997 (the "Denial Order"). Subsequent efforts by Marvel and its bank lenders to extend the effective date of the Vacation Order or to otherwise enjoin Marvel Holdings from acting to remove and replace the Marvel Board of Directors were unsuccessful and the Vacation Order became effective on June 20, 1997 at 5:00 p.m. (New York time).

     As permitted by the Denial Order and Vacation Order, Marvel Holdings, acting as a holder of a majority of Marvel's common stock, took the following actions by written consent effective as of 5:01 p.m. (New York time) on June 20, 1997:

     (1)  Removed each and every then current Director of Marvel;
     (2) Amended and modified Marvel's By-laws to provide that the Marvel Board of Directors shall be composed of nine persons or such other number of persons as may thereafter be fixed by the Board of Directors of Marvel;
     (3) Elected the following persons to serve as members of the Marvel Board of Directors:

        Mr. Carl C. Icahn          Mr. Robert Mitchell
        Mr. Harold First           Mr. Jouko T. Tamminen
        Mr. Charles K. MacDonald   Mr. Vincent J. Intrieri
        Mr. Glen Adams             Mr. Michael J. Koblitz
        Mr. J. Winston Fowlkes, III

     Prior to the change in control of the Marvel Board of Directors, on June 13, 1997, Marvel Holdings and the Official Bondholders Committee (the "Committee") appointed in Marvel Holdings' chapter 11 case (the "Holdings Case") filed their proposed First Amended Joint Chapter 11 Plan of Reorganization (the "First Amended Plan") in the Holdings Case, which made certain amendments to the proposed plan of reorganization previously filed by the Committee on April 29, 1997. A copy of the First Amended Plan is attached hereto as Exhibit 10 and incorporated by reference herein.

     The First Amended Plan provides proposed treatment of all claims against and equity interests in (a) Marvel Holdings and its two parent holding companies that are chapter 11 debtors in cases that are jointly administered with the Holdings Case (collectively, the "Holdings Debtors"), and (b) Marvel Holdings' subsidiary, Marvel and its direct and indirect subsidiaries that are chapter 11 debtors in cases that are jointly administered with Marvel's chapter 11 case (collectively, the "Marvel Debtors").

     With respect to the Holdings Debtors, the First Amended Plan proposes an orderly liquidation of such companies' assets and the distribution of such assets or their proceeds to the creditors of the Holdings Debtors in the order contemplated by the Bankruptcy Code. The 48,000,000 shares of Marvel Common Stock held by Marvel Holdings as collateral for the face amount $517,447,000 in Series B Senior Secured Discount Notes due 1998 (the "Holdings Notes") would be distributed on a pro rata basis to the holders of the Holdings Notes; the 20,000,000 shares of Marvel Common Stock held by Marvel Parent as collateral for the face amount $251,678,000 in Senior Secured Discount Notes due 1998 (the "Parent Notes") would be distributed on a pro rata basis to the holders of the Parent Notes; and, the 9,302,326 shares of Marvel Common Stock held by Marvel III Holdings, Inc. ("Marvel III") as collateral for face amount $125,000,000 in Senior B Senior Secured Discount Notes due 1998 (the "Marvel III Notes") would be distributed on a pro rata basis to the holders of Marvel III Notes. In addition, the 2,932,167 shares of Marvel Common Stock held by Marvel Holdings that are unencumbered would also be distributed on a pro rata basis to the holders of the Holdings Notes. The remaining assets of the Holdings Debtors, if any, and the stock evidencing a 100% ownership interest in each of them would be transferred to liquidating trusts for the benefit of creditors.

     As a result of the foregoing transactions under the First Amended Plan with respect to the Holdings Debtors, the holders of the Holdings Notes, the Parent Notes, and the Marvel III Notes (collectively, the "Noteholders") would receive shares of Marvel Common Stock equivalent to approximately 78.6% of the issued and outstanding shares of Marvel Common Stock, prior to the issuance of the shares under the Rights Offering (as defined below).

     With respect to Marvel and the Marvel Debtors, the First Amended Plan provides for the satisfaction in full of all claims, the replacement of all equity interests evidenced by Marvel Common Stock with 1/2 share of New Marvel common stock ("New Common Stock") in exchange for each existing share of Marvel Common Stock, and the recapitalization of Marvel with the proceeds of a $365,000,000 rights offering to the holders of all shares of Marvel Common Stock to purchase 196,492,638 additional shares of New Common Stock, representing approximately 77.2% of all such shares (the "Rights Offering"). Under the First Amended Plan, High River Limited Partnership ("High River"), Westgate International L.P. ("Westgate"), and United Equities (Commodities) Company ("United"), all of whom are members of the Committee, will act as standby purchasers with respect to the Rights Offering in order to ensure that the entire $365,000,000 is raised by Marvel, for which they will receive an aggregate of 2.8% of the fully diluted New Common Stock. The subscription price for shares under the Rights Offering will be $1.857576 per share of Marvel Common Stock less $0.005089 for each $1,000,000 of discount in the retirement of Bank Debt (as defined below) acquired by certain members of the Committee. The proceeds of the Rights Offering will be used to retire Marvel's $100,000,000 debtor-in-possession credit facility, to facilitate the payment in full of certain claims, and to satisfy Marvel's working capital needs.

     Marvel's pre-petition secured bank debt (the "Bank Debt") is to be satisfied in full under the First Amended Plan by (a) the distribution of the businesses of Fleer/Skybox and Panini S.p.A. to the holders of the Bank Debt in exchange for a credit of $385,000,000 against the amount of the Bank Debt, and (b) the issuance of a secured 7-year promissory note in an amount equivalent to the balance of the Bank Debt.

     In addition, Marvel Holdings intends to review on a continuing basis its investment in Marvel and may consider to advance any option available to it including those actions set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.

     Except as set forth above and in Amendment Nos. 5, 6, 7, 8 and 9 to Marvel Holdings' Schedule 13D, Marvel Holdings has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    Description

     9         Press Release dated June 20, 1997; and

     10        First Amended Joint Chapter 11 Plan of
               Reorganization filed on June 13, 1997 by
               Marvel Holdings and the Committee.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 24, 1997

                                   MARVEL HOLDINGS INC.


                                   By: /s/ Vincent J. Intrieri
                                       -----------------------
                                   Name: Vincent J. Intrieri
                                   Title: Secretary and Treasurer


Signature page for Schedule 13D, Amendment No. 10, regarding the June 20, 1997 change in control of Marvel.

                                 EXHIBIT INDEX



Exhibit No.              Description                             Page


     9         Press Release dated June 20, 1997; and

     10        First Amended Joint Chapter 11 Plan of
               Reorganization filed on June 13, 1997 by
               Marvel Holdings and the Committee.